Santiago, October 5, 2017

Mr. Carlos Pavez Tolosa

Commissioner

Securities and Insurance Commission

Av. Libertador Bernardo O´Higgins 1449

Present

Ref.:        MATERIAL FACT

_______________________

Dear Commissioner:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized, the following material fact regarding LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, reports the following:

  On October 4, 2017, LATAM Airlines and its subsidiaries Inversiones LAN S.A. and LAN Pax Group S.A. signed a Shares Purchase Agreement in which they agreed to sell 100% of the shares issued by Andes Aiport Services S.A. ("Andes"), the subsidiary responsible for its ground handling business at the Santiago airport to the Spanish companies Acciona Airport Services S.A. and Acciona Aeropuertos, S.L. (the "Sale").

  The purchase price is the amount of $24,300 million Chilean pesos, which may be adjusted according to variations in net debt and working capital at the date of closing.

  Closing is subject to the condition that Andes implements a capital increase to be subscribed by LATAM Airlines, in order to concentrate the assets of the ground handling business in Andes. In addition, closing is subject to prior approval by the Chilean competition authority (Fiscalía Nacional Económica).

  Together with the Sale, LATAM Airlines and its aviation subsidiaries will sign an agreement with Andes to provide ground handling services at the Santiago airport for a period of five years.

It is estimated that closing will take place within the fourth quarter of 2017, and the effect on results will be of approximately US$20 million profit.

Sincerely,

Juan Carlos Menció

Legal Vice-president

LATAM Airlines Group S.A.